ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the year ending
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23305

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ALLIANT SECURITIES INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

695 NORTH LEGACY RIDGE DRIVE SUITE 300

(No. and Street)

LIBERTY LAKE   **WA**   **99019**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SALLY MANN   509 747-9144   sally@alliantsecurities.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY

(Name – if individual, state last, first, and middle name)

601 WEST RIVERSIDE SUITE 1800 **SPOKANE**   **WA**   **99201**

(Address)   (City)   (State)   (Zip Code)

10/22/2003   23

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL O NORD _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLIANT SECURITIES INC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
PRESIDENT

_____
Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Alliant Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliant Securities, Inc.
(the Company) as of December 31, 2025, the related statements of income, changes in stockholders'
equity, and cash flows for the year then ended, the related notes (collectively, referred to as the
financial statements). In our opinion, the financial statements present fairly, in all material respects,
the financial position of the Company as of December 31, 2025, and the results of its operations and
its cash flows for the year then ended, in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is
to express an opinion on the Company's financial statements based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require
that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement, whether due to error or fraud. The Company is not
required to have, nor were we engaged to perform, an audit of its internal control over financial
reporting. As part of our audit, we are required to obtain an understanding of internal control over
financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statements, whether due to error or fraud, and performing procedures to respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in
the financial statements. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall presentation of the
financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedules I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Spokane, Washington
February 24, 2026

We have served as the Company's auditor since 2022.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS	2025
Cash	$ 459,400
Receivable from clearing broker	63,365
Concessions receivable	28,971
Prepaid expense	600
Deposits with clearing brokers	250,000
Right-of-use lease asset	269,885
Deferred tax asset	73,200
TOTAL ASSETS	**$ 1,145,421**

LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 32,870
Concessions payable	28,971
Accrued profit sharing plan contribution	98,458
Accrued payroll	307,668
Payroll and business taxes payable	8,537
Lease Liability	272,917
TOTAL LIABILITIES	**749,421**

Stockholders' equity:

Common stock, $50 par value:
Authorized 1,000 shares;

Issued and outstanding, 667 shares	33,334
Additional paid-in capital	182,500
Retained earnings	180,166
TOTAL STOCKHOLDERS' EQUITY	**396,000**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 1,145,421**

The accompanying notes are an intergal
part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the year ended December 31, 2025

	2025
Revenues:	
Total revenue	**$ 2,785,116**
Expenses:	
Salesmen salaries and commissions	**1,064,040**
Office salaries	**885,590**
Payroll taxes	**106,885**
Profit sharing plan contribution	**100,194**
Medical insurance	**46,757**
Officers' life and disability insurance	**2,808**
Telephone and telequote	**42,869**
Rent	**117,849**
Office supplies and postage	**23,360**
Clearing costs	**158,793**
Regulatory fees	**19,055**
Business and property taxes	**48,788**
Dues, licenses and subscriptions	**15,509**
Equipment rental and maintenance	**7,510**
Professional services	**95,194**
Corporate insurance	**5,752**
Auto and travel expense	**28,614**
Meals and entertainment	**11,616**
Bank and transfer fees	**2,827**
Advertising and promotion	**621**
Interest expense	**147**
	2,784,778
Income before federal income taxes	**338**
Federal income tax expense	**338**
Net income	**$ -0-**

*The accompanying notes are an intergral
part of the financial statements.*

Page 4

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2025

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2025	667	$ 33,334	$ 182,500	$ 180,166	$ 396,000
Net income	-	--	-	-	--
Balances, December 31, 2025	667	$ 33,334	$ 182,500	$ 180,166	$ 396,000

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the year ended December 31, 2025

	2025
Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Amortization of Right of Use Asset	(98,714)
Changes in assets and liabilities:	
Net receivables from clearing broker	18,093
Concessions receivable	(1,232)
Officer receivable	4
Accounts payable and concessions payable	4,063
Accrued profit sharing plan contribution	5,275
Accrued payroll	118,286
Payroll and business taxes payable	254
Change in lease liability	99,184
Net cash provided by (used in) operating activities	145,213
Net increase (decrease) in cash	145,213
Cash at beginning of year	$ 314,187
Cash at end of year	$ 459,400
Supplemental disclosure of cash paid for:	
Interest	$ 147
Income taxes	$ -

The accompanying notes are an intergral

part of the finanical statements

Page 6

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements -The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Settlement -Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

Concentration of Credit Risk - The Company maintains its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Receivable from Clearing Broker- The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk. The Company's accounts receivable as of January 1st 2025 was $81,458, all of which was subsequently collected.

NOTES TO FINANCIAL STATEMENTS　.

Deposits - The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to,and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2025.

Concession Receivable/Payable - *Concessions* receivable consists of an average of 12B-1 fees due over a three-month period to the Company from various Mutual Fund Families. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession receivable as of January 1, 2025 was $27,739, all of which was subsequently collected.

Advertising - *The* Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2025 was $621.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

2. **Revenue from Contracts with Customers**

To determine revenue recognition for contracts with customers, the company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price (4) allocated the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from contracts with customers when it transfers promised services to the customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services.

The Company's revenue from contracts with customers includes the following:

Commissions
Brokerage commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Concessions
Concessions. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

Asset Management
Premier Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they related specifically to the service provided in that period, which are distinct from the services provided in other periods.

Miscellaneous and Interest

Miscellaneous. The Company charges miscellaneous fees, including postage fees, special handling fees, and others each time a customer enters into a buy or sell transaction. Miscellaneous fees are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer of which the miscellaneous fees are related.

Interest. The Company charges interest on a daily basis on customer assets under management which is covered by various other areas of General Accepted Accounting Principles. Interest income is outside of the scope of ASC 606, but is included in the table below to reconcile the total revenues to the statement of income.

The following table presents revenue by major source, as December 31, 2025

Revenue from contract with customers

Brokerage commissions	$336,357
Concessions	347,651
Premier Fees	1,961,454
Interest Income	29,775
Miscellaneous	109,879
Total revenue	$2,785,116

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

3. Property and Equipment:

A summary of property and equipment at December 31, 2025 is as follows:

Furniture and equipment	$67,648
Leasehold improvements	8,586
	76,234
Less accumulated depreciation	76,234
	$0

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2025 the Company had net capital of $322,200 which was $222,200 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.49 to 1.

5. Operating Line of Credit:

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due on demand, no maturity date. Interest is due monthly at the bank's prime rate plus 0.5%. There were no balances due under the line of credit agreement at December 31, 2025.

6. Profit Sharing Plan:

The Company has established a profit-sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2025 were $98,458.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

_____

7. Lease Commitments:

In 2018, the Company entered into a three-year office lease in a building which is owned 27% by two of the stockholders of the Company. The lease included two additional one year renewal options. The lease expired in September 2023 and was amended before expiration to extend the term an additional two years. The amendment included one additional one year renewal option, which was not exercised. In October 2025, the lease was amended to extend the term an additional two years. The amendment included an additional one year renewal option. The lease expires in September 2028 and the Company classified this lease as an operating lease. Since the Company is reasonably certain to exercise the renewal option, the optional period is included in determining the lease term. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The weighted average discount rate is based on the Company's incremental borrowing rate. Total rent to related parties was $104,834 for the year ended December 31, 2025.

The components of lease costs for the year ended December 31, 2025 are as follows:
Operating lease cost $104,834

The lease right-of-use asset and lease liability are presented in the Statement of Financial condition.

The following table summarizes the supplemental cash flow information for the year ended December 31, 2025:

Cash Paid for Amounts Included in the Measurement of Lease Liabilities
      Operating Lease $104,364
Right-of-Use Assets Obtained in Exchange of Lease Liabilities
      Operating Lease $191,491

Other information related to leases as of December 31, 2025 as follows:

Weighted average remaining lease term: 2.75 years
Weighted average discount rate: 7.25%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025, are as follows:

Years ending December 31,

2026	106,971
2027	109,641
2028	83,768
Less interest	(27,463)
	$272,917

8. Federal Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2025, $73,200 was accrued for the benefit of deferred federal taxes.

The Company has an unused operating loss carryforward of approximately $345,000 at December 31, 2025. The loss carryforwards do not have an expiration date. The carryforward may be applied against future taxable income in an amount not to exceed 80% of the pre-loss carryforward taxable income in any given tax year. The deferred tax asset represents the future tax return consequences of the net operating loss, which can be used to decrease tax liabilities in the future. The deferred tax asset can be reduced by a valuation allowance if management deems it more likely than not that some or all of the deferred tax asset will not be realized. The Company has not recorded a valuation allowance for deferred tax asset, as it is management's opinion the deferred tax asset will be fully realized. There was no change in the valuation allowance during the year.

Deferred tax asset-net operating loss carry forward	$73,200
Less valuation allowance	0
	$73,200

The Company's effective income tax rate differed from the actual federal statutory tax rate of 21% in 2025. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses

A reconciliation of income taxes computed at the federal statutory rate of 21% is as follows:

Federal income taxes at statutory rate	$71
Effect of meals, entertainment, and other differences	267
Income Tax expense	$338

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

9. **Related Party Transactions**

The financial statements of the Company includes no receivable for advances made to an officer. If receivables are paid during the year, then they are taken as a deduction out of the officer's paycheck during January 2026. The Company also leases office space from a related party – see Note 7.

10. **Stock Redemption Agreement:**

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination.

11. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 24th 2026, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

12. **Broker Dealer – Single Reportable Segment**

Alliant Securities Inc. is engaged in a single line of business as a securities broker Dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Company has identified its President, Michael O Nord and CEO Paul D Kienbaum as its chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 16) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The company's operations constitute a single operation segment and therefore, a single reportable segment, because the CODM manages the business activities using information of Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Net capital:

Stockholders' equity:

Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	180,166	
Total stockholders' equity		$ 396,000

Deductions:

Non-allowable assets:

Prepaid expense	600	
Deferred Tax Asset	73,200	
		73,800

Net capital	**322,200**
Minimum net capital required	**100,000**
Excess net capital	**$ 222,200**

Aggregate indebtedness:

Accounts payable	$ 32,870	
Other liabilities	28,971	
Accrued profit sharing plan contribution	98,458	
Accrued payroll	307,668	
Payroll and business taxes payable	8,537	
Operating lease payable	3,032	
Total aggregate indebtedness		**$ 479,536**

Ratio: Aggregate indebtedness to net capital	**1.49**

No material differences exist between net capital and aggregate indebtedness
reported above and net capital and aggregate indebtedness reported on Focus
Form X-17A-5

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2025

———————

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET C
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2025

Net capital:
Net capital as reported on FOCUS REPORT $322,200

Net capital as computed on page 16   **$322,200**

Aggregate indebtedness:
Aggregate indebtedness as reported on FOCUS REPORT $479,536

Aggregated indebtedness as computed on page 16   **$479,536**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OF CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Alliant Securities, Inc.

We have reviewed management's statements, included in the accompanying Alliant Securities, Inc.'s Exemption Report in which:

1. Alliant Securities, Inc., states Alliant Securities, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2. Alliant Securities, Inc., states Alliant Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Alliant Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Baker Tilly US, LLP

Spokane, Washington
February 24, 2026

Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934

Alliant Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Alliant Securities, Inc.

DocuSigned by:
Paul Kienbaum
52765563431E4D4...

2/24/2026

Paul Kienbaum, CEO — Date

DocuSigned by:
Michael Nord
25FB8FD1A1304F3

2/24/2026

Michael Nord, President — Date

DocuSigned by:
Sally Mann
D8C768DC8B6E431

2/24/2026

Sally Mann, Financial and Operations Principal — Date

1



Report of Independent Registered Public Accounting Firm

To the Board of Directors

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Alliant Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

As agreed by the specified parties in this report, for purposes of performing procedures 1, 4, and 5 below, no exceptions were reported for differences of $1 or less. For purposes of performing procedures 2 and 3 below, no exceptions were reported for differences of $25 or less.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no exceptions.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no exceptions.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no exceptions.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Spokane, Washington
February 24, 2026

2

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
ALLIANT SECURITIES INC TURNER	8-23305

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,785,116.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$0.00
3	Add lines 1 and 2h		$ 2,785,116.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 347,651.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 181,044.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a. Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 528,695.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**		$ 2,256,421.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment.**		$ 3,384.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2025_ SIPC-7 or 7A	$ 3,406.00	
11	a Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)	$ 0.00	
	b Overpayment(s) applied on all _2025_ SIPC-7 and 7A(s)	$ 0.00	
	c Any other overpayments applied	$ 0.00	
	d All payments applied for _2025_ SIPC-6 and 6A(s)	$ 1,481.00	
	e All payments applied for _2025_ SIPC-7 and 7A(s)	$ 0.00	
	f Add lines 11a through 11e	$ 1,481.00	
12	LESSER of line 10 or 11f.		$ 1,481.00
13	a Amount from line 8	$ 3,384.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 1,481.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**		$ 1,903.00
14	Interest (see instructions) for __0__ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.		$ 1,903.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No.	Designated Examining Authority	FYE	Month
8-23305	DEA: FINRA	2025	Dec
MEMBER NAME	ALLIANT SECURITIES INC TURNER		
MAILING ADDRESS	NORD, KIENBAUM		
	695 N LEGACY RIDGE DR STE 300		
	LIBERTY LAKE, WA 99019		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ALLIANT SECURITIES INC TURNER	SALLY SUE MANN
(Name of SIPC Member)	(Authorized Signatory)
1/7/2026	sally@alliantsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME **SEC No.**
ALLIANT SECURITIES INC TURNER 8-23305

For the fiscal period beginning _____1/1/2025_____ and ending __6/30/2025__

---

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 1,264,247.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

  b Net loss from principal transactions in securities in trading accounts. _____

  c Net loss from principal transactions in commodities in trading accounts. _____

  d Interest and dividend expense deducted in determining item 1. _____

  e Net loss from management of or participation in the underwriting or distribution of securities. _____

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. _____

  g Net loss from securities in investment accounts. _____

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 1,264,247.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 189,827.00

  b Revenues from commodity transactions. _____

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 86,422.00

  d Reimbursements for postage in connection with proxy solicitations. _____

  e Net gain from securities in investment accounts. _____

  f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

  h Other revenue not related either directly or indirectly to the securities business. _____

      Deductions in excess of $100,000 require documentation

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the first half of the fiscal year ending 12/31/2025

5 a Total interest and dividend expense (FOCUS Report - Statement
of Income (Loss) - Code 4075 plus line 2d above) but
not in excess of total interest and dividend income   _____

   b 40% of margin interest earned on customers securities accounts
(40% of FOCUS Report - Statement of Income (Loss) -
Code 3960)   _____

   c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 276,249.00

7 Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. $ 987,998.00

8 Multiply line 7 by .0015. This is your **General Assessment**. $ 1,481.00

9 Current overpayment/credit balance, if any $ 0.00

10 Subtract line 9 from line 8. This is your **assessment balance due**. $ 1,481.00

11 Interest (see instructions) for __0__ days late at 20% per annum $ 0.00

12 **Amount you owe SIPC.** Add lines 10 and 11. $ 1,481.00

13 Overpayment/credit carried forward (if applicable) $ 0.00

SEC No. 8-23305	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME	ALLIANT SECURITIES INC TURNER		
MAILING ADDRESS	NORD, KIENBAUM 695 N LEGACY RIDGE DR STE 300 LIBERTY LAKE, WA 99019		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this
form; that all information in this form is true and complete; and that on behalf of the SIPC
member, you are authorized, and do hereby consent, to the storage and handling by SIPC of
the data in accordance with SIPC's Privacy Policy

ALLIANT SECURITIES INC TURNER	SALLY SUE MANN
(Name of SIPC Member)	(Authorized Signatory)
7/24/2025	sally@alliantsecurities.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

*This form and the assessment payment are due 30 days after the end of the first six
months of the fiscal year.*

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions
with and for customers on a fully disclosed basis with a clearing broker or dealer, and who
promptly transmits all customer funds and securities to the clearing broker or dealer which
carries all the of the accounts of such customers and maintains and preserves such books
and records pertaining thereto pursuant to the requirements made and kept by a clearing
broker or dealer.